FORM 4 ___Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* QUEEN ROY L. (Last) (First) (Middle) 403-321 NICOLA STREET (Street) KAMLOOPS B.C. V2C 6G6 (City) (Province) (Postal Code)	2. Issuer Name and Ticker or Trading Symbol WESTSPHERE ASSET CORPORATION INC. "WSHA"	6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) __X__Director ____10% Owner ____Officer ____Other (Give Title Below) (Specify Below) __________________ _________________
3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)	4. Statement for Month/Day/Year JANUARY 15, 2003	7. Individual or Joint/Group Reporting (Check Applicable Line) _X__Form Filed by One Reporting Person ___Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Day/Year)
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A Deemed Execution Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock	January 15, 2003	January 15, 2003	P	85,000	A	$0.05	2,040,212	D
333,333	I	These shares are in the name of Drin Holdings, of which Mr. Queen is the sole shareholder.
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Deriv-ative Securities Benefi-cially Owned Following Reported Trans-actions (Instr. 4)	10. Owner-ship Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Code	V	(A)	(D)	Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares

Explanation of Responses:

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ Dr. Roy Queen **Signature of Reporting Person	January 15, 2003 Date